SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY, 2013

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Item	Description of Items

1.	Press Release: Maxcom announces offer to exchange any and all of its outstanding 11.00% Senior Notes due 2014 for its Step-Up Senior Notes due 2020

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

By:	/s/ Gonzalo Alarcon
Name:	Gonzalo Alarcon
Date:	February 20, 2013
Title:	General Counsel

3

FOR IMMEDIATE RELEASE

February 20, 2013	For additional information please contact:
Investor Relations

Manuel Perez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

MAXCOM ANNOUNCES OFFER TO EXCHANGE ANY AND ALL OF ITS OUTSTANDING
11.00% SENIOR NOTES DUE 2014
FOR ITS STEP-UP SENIOR NOTES DUE 2020

Mexico City, Mexico, February  20,  2013   (NYSE:   MXT,   BMV:   MAXCOM.CPO) — Maxcom Telecomunicaciones, S.A.B.  de C.V.  (“Maxcom” or the “Company”) today announced that it has commenced an offer to exchange (the “Exchange Offer”) any and all of its outstanding 11.00% Senior Notes due 2014 (the “Old Notes”) for its Step-Up Senior Notes due 2020 (the “New Notes”), as set forth in the table below.  In conjunction with the Exchange Offer, the Company commenced a consent solicitation with respect to certain proposed amendments to the indenture governing the Old Notes (the “Indenture”), as discussed below. The current aggregate principal amount of the Old Notes outstanding is US$200,000,000 and the maximum aggregate principal amount of the New Notes that will be issued in connection with the Exchange Offer is US$200,000,000.

						Consideration (Principal Amount of New Notes) per US$1,000 Principal Amount of Old Notes Tendered
CUSIP / ISIN of Old Notes	Aggregate Principal Amount Outstanding of Old Notes			Title of Old Notes	Title of New Notes	Total Exchange Consideration if Tendered Prior to or On the Early Participation Date(1)		Exchange Consideration if Tendered after the Early Participation Date and Prior to or On the Expiration Date
Registered Notes: 57773AAJ1 / US57773AAJ16	US$	200,000,000	(2)	11% Senior Notes due 2014	Step-Up Senior Notes due 2020	US$	1,000	US$	930

Rule 144A Notes:
57773AAG7 / US57773AAG76

Regulation S Notes:
P6464EAE8 / USP6464EAE88

(1)  The total exchange consideration includes early participation consideration of US$70 principal amount of New Notes for each US$1,000 of Old Notes validly tendered, not validly withdrawn and accepted in the Exchange Offer.

(2) From January 1, 2012 through May 31, 2012, the Company acquired US$22.9 million in aggregate principal amount of the Old Notes, which are held in the Company’s treasury.  If the Company receives tenders from Eligible Holders of at least 90% of the aggregate principal amount of the Old Notes, the Company will cancel the US$22.9 million of Old Notes held in the Company’s treasury.

The Exchange Offer is being made only to eligible holders of the Old Notes (“Eligible Holders”), as described below, pursuant to the Offering Memorandum and Consent Solicitation statement dated February 20, 2013 (the “Offering Memorandum”) and related Consent and Letter of Transmittal which set forth more fully the terms and conditions of the Exchange Offer and consent solicitation.  The Exchange Offer for the Old Notes is scheduled to expire at 5:00 p.m., New York City time, on March 20, 2013 (the “Expiration Date”), unless extended by Maxcom.  Eligible Holders who tender their Old Notes by 5:00 p.m., New York City time, on March 5, 2013, unless extended by Maxcom (such date and time, as the same may be extended, the “Early Tender Date”), will receive, for each US$1,000 principal amount of Old Notes tendered, US$1,000 principal amount of New Notes. Eligible Holders who validly tender after the Early Tender Date, but at or before the Expiration Date, will receive, for each US$1,000 principal amount of Old Notes tendered, US$930 principal amount of New Notes.

The total exchange consideration of US$1,000 principal amount of New Notes for each US$1,000 principal amount of Old Notes includes an early participation consideration of US$70 principal amount of New Notes. Only Eligible Holders that validly tender their Old Notes and do not validly withdraw their tenders prior to or on the Early Tender Date will be eligible to receive the total exchange consideration, which includes the early participation consideration.  Eligible Holders that validly tender and do not withdraw Old Notes after the Early Tender Date and prior to or on the Expiration Date will be eligible to receive only the exchange consideration of US$930 principal amount of New Notes and no early participation consideration for each US$1,000 principal amount of Old Notes validly tendered and accepted.

Holders who tender Old Notes pursuant to the Exchange Offer will also be consenting to the proposed amendments which will amend the Indenture to eliminate substantially all of the covenants other than the covenant to pay principal and interest when due, and will eliminate most events of default.  The proposed amendments will also facilitate the structure that allows the New Notes to be secured by the Old Notes that are tendered in the Exchange Offer, thereby indirectly benefitting from the collateral that secures the Old Notes.

Subject to satisfaction or waiver of the conditions to the Exchange Offer and consent solicitation set forth in the Offering Memorandum, the Company will only accept Old Notes for exchange if at least 90% (including any Old Notes which are owned by the Company or its affiliates) in aggregate outstanding principal amount of the Old Notes is validly tendered and not validly withdrawn on or prior to the Expiration Date.  The proposed amendments will only be effective if at least a majority (not including any Old Notes which are owned by the Company or their affiliates) in aggregate principal amount of the Old Notes is validly tendered and not validly withdrawn on or prior to the Expiration Date.

The complete terms and conditions of the Exchange Offer and consent solicitation are described in the Offering Memorandum, copies of which may be obtained by Eligible Holders by contacting D.F. King & Co., Inc., the information agent for the Exchange Offer and consent solicitation, at (800) 967-4607 (toll free).

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements, and will therefore be subject to substantial restrictions on transfer.

The Exchange Offer is being made, and the New Notes are being offered and issued, only to registered holders of Old Notes (i) in the United States who are “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act and (ii) outside the United States and are persons who are not “U.S. persons,” as that term is defined in Rule 902 under the Securities Act.

The Company also announced that a trust (the “Purchaser”) controlled by Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, has made an offer in the U.S. (the “U.S. Equity Offer”) to purchase all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom, (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares of Maxcom, in each case held by persons who are not Mexican residents.  Simultaneously with the commencement of the U.S. Equity Offer, the Purchaser is offering to purchase all of the outstanding Shares and CPOs of Maxcom in Mexico, in each case, including those held by U.S. residents (the “Mexican Equity Offer” and, together with the U.S. Equity Offer, the “Equity Offer”).   The Equity Offer and the Exchange Offer are conditional on one another and will close simultaneously on the same day.

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy the New Notes nor an offer to purchase Old Notes nor a solicitation of Consents.  The Exchange Offer and consent solicitation is being made solely by means of the Offering Memorandum and the Consent and Letter of Transmittal.

VACE Partners is advising Ventura Capital Privado, acting on behalf of investors that are beneficiaries of the Purchaser, on the U.S. Equity Offer, the Mexican Equity Offer and the Exchange Offer.

About Maxcom

Maxcom, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San

Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

Forward-Looking Statements

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,”  “expect,”  “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For more information contact:

Manuel Perez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com